Talen Energy Supply, LLC

835 Hamilton Street, Suite 150

Allentown, Pennsylvania 18101

VIA EDGAR	December 8, 2015

Re:	Talen Energy Supply, LLC Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-4 (the “Registration Statement”) of Talen Energy Supply, LLC a Delaware limited liability company (the “Registrant”), registering the Registrant’s offer to exchange an aggregate principal amount of up to $600,000,000 of the Registrant’s 6.500% Senior Notes due 2025 that have been registered under the Securities Act (the “Exchange Notes”) for an equal aggregate principal amount of the Registrant’s 6.500% Senior Notes due 2025 that were originally offered and sold in May 2015 in reliance upon Rule 144A and Regulation S under the Securities Act (the “Outstanding Notes”).

The Registrant is registering the Exchange Notes on the Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Registrant hereby makes the following representations to the Staff of the Commission:

1. The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrant’s information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrant will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Exchange Notes. The Registrant will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrant will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions on the above-referenced Registration Statement, please contact Andy Keller (212-455-3577) or Brian Rosenzweig (212-455-3174) of Simpson Thacher & Bartlett LLP, counsel to the Registrant.

Very truly yours,

By:	/s/ Jeremy R. McGuire
	Name:	Jeremy R. McGuire
	Title:	Senior Vice President, Chief Financial Officer and Chief Accounting Officer

[Signature Page—Representation Letter]